UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _____________________.
               Commission file number: 1-4188
               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN
               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NEWELL RUBBERMAID INC.
10B GLENLAKE PARKWAY
SUITE 300
ATLANTA, GA 30328

REQUIRED INFORMATION
Financial Statements. The following financial statements and schedules are filed as part of this annual report and appear immediately after the signature page hereof:
1.	Report of Independent Registered Public Accounting Firm

2.	Statements of Net Assets Available for Benefits

3.	Statement of Changes in Net Assets Available for Benefits

4.	Notes to Financial Statements

5.	Supplemental Schedule
Exhibits. The following exhibit is filed as a part of this annual report:
          Exhibit 23.1 Consent of Ernst & Young LLP
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL RUBBERMAID 401(k) SAVINGS AND RETIREMENT PLAN

Date: June 29, 2006

/s/ Tom Nohl

Tom Nohl, Member,
Benefit Plans Administrative Committee

2

Financial Statements and Supplemental Schedule
Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
December 31, 2005 and 2004, and Year Ended December 31, 2005

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Financial Statements and Supplemental Schedule
December 31, 2005 and 2004, and Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm Auditors
The Benefit Plans Administrative Committee
Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
We have audited the accompanying statements of net assets available for benefits of the Newell Rubbermaid 401(k) Savings and Retirement Plan (formerly Newell Rubbermaid 401(k) Savings Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
June 15, 2006

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Statements of Net Assets Available for Benefits

	December 31
	2005	2004

Assets
Investments	$714,546,330	$725,744,013
Employer contribution receivable	21,026,815	208,195
Participants contribution receivable	17,160	17,607

Net assets available for benefits	$735,590,305	$725,969,815

See accompanying notes.

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions
Investment income:
Interest and dividends	$16,275,284
Net appreciation in fair value of investments	26,222,465

42,497,749

Contributions:
Participant	33,570,548
Employer	36,405,258
Rollover	4,055,984

74,031,790

Deductions
Benefits paid to participants	106,683,155
Administrative expenses	225,894

Total deductions	106,909,049

Net increase	9,620,490
Net assets available for benefits – beginning of year	725,969,815

Net assets available for benefits – end of year	$735,590,305

See accompanying notes.

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Notes to Financial Statements
Year Ended December 31, 2005
1. Description of the Plan
The following description of the Newell Rubbermaid 401(k) Savings and Retirement Plan (formerly Newell Rubbermaid 401(k) Savings Plan) (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
Certain employees of the Newell Operating Company and subsidiaries (the Company) are eligible to participate in the Plan. Full-time employees, as defined, are eligible to participate in the Plan upon date of hire. Other employees are eligible to participate after completing one year of service, as defined. The Plan is administered by the Benefit Plans Administrative Committee, which is appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (ESOP).
Contributions
Participants may elect to contribute up to 50% of pretax earnings, as defined by the Plan. A participant who is a resident of Puerto Rico shall be limited to 10% of pretax earnings. The Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of compensation plus 50% of the next 2% of compensation contributed by the participant. Certain employees at the Graco’s Children’s Products Inc. Century Division and the Rubbermaid, Inc. Home Products Division receive a match equal to 50% of the first 6% of compensation contributed by the participant. Certain union employees at the Rubbermaid, Inc. Home Products Division are eligible for an annual retirement contribution based on hours worked. These union employees generally must work 1,000 hours and be employed on the last day of the Plan year to receive the contribution. Beginning January 1, 2005, nonunion participants became eligible for an annual retirement savings contribution, which is determined based on the participant’s age and years of service. Also beginning January 1, 2005, nonunion participants hired prior to January 1, 2004, who were age 50 or older and were actively employed on January 1, 2005, became eligible for an annual transition retirement contribution, which is determined based on the participant’s age. Generally, participants must work 1,000 hours and be employed on the last day of the Plan year to receive the retirement savings and transition retirement contributions.

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Accounts
Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and Company matching contributions and an allocation of: (a) the union retirement contribution if applicable, (b) the retirement savings contribution if applicable, (c) the transition retirement contribution if applicable, and (d) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their contributions and the Company matching contributions. Union retirement contributions vest over a seven-year graded schedule. The retirement savings and transition retirement contributions vest based on a five-year cliff vesting schedule. Forfeitures are used to pay Plan expenses and reduce Company matching or retirement contributions. Forfeitures available for future use were $811,981 and $1,340,675 at December 31, 2005 and 2004, respectively.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate based on prevailing market conditions. Interest rates on loans outstanding at December 31, 2005, ranged from 4.0% to 11.4%. Principal and interest are paid ratably through monthly payroll deductions.
Payment of Benefits
On termination of service, a participant may receive a lump-sum amount equal to the vested value of their account, or upon death, disability, or retirement, elect to receive periodic installment payments. Generally, unless the participant elects otherwise, distributions related to the ESOP portion of the participant’s account will be made in equal installments over a period not exceeding five years. Benefits are recorded when paid.

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Investment Options
All investments are participant-directed. Participants may direct contributions to the Plan to one or more of the Plan’s investment funds. In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Participants may change their investment options or reallocate investment balances on a daily basis.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
Except for investment contracts, which are stated at contract value, the Plan’s investments are stated at fair value, which for mutual funds and common stock equals the quoted market price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Administrative Expenses
All normal costs and expenses of administering the Plan and trust are paid by the Plan’s participants. Any cost resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal may be borne by such participant or charged to the participant’s individual account.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Notes to Financial Statements (continued)
3. Investments
During 2005, the Plan’s investment (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Net Realized
and Unrealized
Appreciation
(Depreciation)
in Fair Value of
Investments
Common/collective trust	$8,803,412
Common stock	(1,353,889)
Mutual funds	18,772,942

$26,222,465

The fair market value of individual assets that represent 5% or more of the Plan’s assets as of December 31 is as follows:

	2005	2004

Growth Fund of America	$96,698,923	$88,889,374
Franklin Small-Mid Cap Growth A Fund	62,206,529	60,349,372
American Century Income and Growth Fund	58,316,946	61,107,487
Newell Rubbermaid Inc. common stock**	57,513,337	64,548,708
American Century Equity Index Fund	53,069,507	56,991,433
American Balanced Fund	45,935,119	48,439,413
J.P. Morgan Chase synthetic guaranteed investment contract**	40,424,747	*
J.P. Morgan International Equity Fund**	40,100,188	36,456,663
PIMCO Total Return Fund	39,356,128	42,722,588
Rabobank Nederland synthetic guaranteed investment contract	38,646,364	48,293,048

*	Below 5% threshold.

**	Party in interest.

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Notes to Financial Statements (continued)
3. Investments (continued)
The Plan’s investments also include the PIMCO Stable Value Fund, which invests primarily in synthetic guaranteed investment contracts. The fund also includes a short-term interest fund in the amount of $2,075,398 and $4,193,108 at December 31, 2005 and 2004, respectively. The fund is included in the financial statements at contract value as reported by the respective insurance companies. Contract value represents contributions made, plus earnings, less participant withdrawals and administrative expenses.
The contract values and fair values of investment contracts included in the Stable Value Fund as of December 31, 2005 and 2004, are as follows:

	Contract Value		Fair Value
	2005	2004	2005	2004

Guaranteed investment contract	$—	$6,176,785	$—	$6,482,989
Synthetic guaranteed investment contracts	183,771,003	187,241,467	183,528,553	191,772,032

	$183,771,003	$193,418,252	$183,528,553	$198,255,021

Included in the fair value of synthetic guaranteed investment contracts as of December 31, 2005 and 2004, are wrapper contracts with a total estimated fair value of $242,450 and $4,530,565, respectively. The wrappers guarantee the contract value of the synthetic guaranteed investment contracts for participant-initiated withdrawal events.
The blended crediting interest rate for the fund was 4.74% and 4.61% as of December 31, 2005 and 2004, respectively. The fund’s blended rate of return for the 2005 year was 4.77%.
The crediting rates are reset periodically and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract’s portfolio market value, current yield-to-maturity, duration (i.e., weighted-average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Notes to Financial Statements (continued)
4. Related-Party Transactions
All expenses related to the trustee and record-keeping in connection with the operation of the Plan are paid by the Plan. All other costs are paid out of the Plan’s assets, except to the extent the Administrative Committee elects to have such expenses paid directly by the Company.
5. Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated March 18, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Supplemental Schedule

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2005

Current
Identity of Issue	Value

Registered Investment Companies:
Growth Fund of America	$96,698,923
Franklin Small-Mid Cap Growth A Fund	62,206,529
American Century Income and Growth Fund	58,316,946
American Century Equity Index Fund	53,069,507
American Balanced Fund	45,935,119
*J.P. Morgan International Equity Fund	40,100,188
PIMCO Total Return Fund	39,356,128
ICM Small Company Fund	24,018,542
American Century Equity Income Fund	17,946,481
Columbia Small Cap Growth Fund	11,337,536

Total Registered Investment Companies	448,985,899

Company Stock:
*Newell Rubbermaid Inc. common stock	57,513,337

Total Company Stock	57,513,337

Other:
Brokerage Accounts	3,593,580

Total Other	3,593,580

Loans:
*Participant loans (various maturities, interest rates from 4 % to 11.4%)	18,607,113

Total Loans	18,607,113

PIMCO Stable Value Fund:
Short-Term Interest Funds:
*J.P. Morgan Chase Short Term Interest Fund	2,075,398

Total Short-Term Interest Funds	2,075,398

Newell Rubbermaid 401(k) Savings and Retirement Plan
(Formerly Newell Rubbermaid 401(k) Savings Plan)
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)
December 31, 2005

Current
Identity of Issue	Value

PIMCO Stable Value Fund (continued):
Synthetic Guaranteed Investment Contracts:
Bank of America Wrapper Contract	$444,759
Underlying Assets of Synthetic Guaranteed Investment Contract:
PIMCO AAA	33,278,512

Bank of America Synthetic Guaranteed Investment Contract	33,723,271

ING Life & Annuity Wrapper Contract	(61,881)
Underlying Assets of Synthetic Guaranteed Investment Contract:
INVESCO Intermediate Fund	33,180,299

ING Life & Annuity Synthetic Guaranteed Investment Contract	33,118,418

*J.P. Morgan Chase Wrapper Contract	(258,438)
*Underlying Assets of Synthetic Guaranteed Investment Contract:
INVESCO AAA	40,683,185

*J.P. Morgan Chase Synthetic Guaranteed Investment Contract	40,424,747

Monumental Wrapper Contract	(37,520)
Underlying Assets of Synthetic Guaranteed Investment Contract:
WAM AAA	33,903,784

Monumental Synthetic Guaranteed Investment Contract	33,866,264

Rabobank Nederland Wrapper Contract	427,380
Underlying Assets of Synthetic Guaranteed Investment Contract:
INVESCO Short Term Bond	38,218,984

Rabobank Nederland Synthetic Guaranteed Investment Contract	38,646,364

Metropolitan Life Wrapper Contract	(271,850)
Underlying Assets of Synthetic Guaranteed Investment Contract:
Cash	310,672
U.S. Treasury Note	1,232,476
U.S. Treasury Note	2,720,641

Metropolitan Life Synthetic Guaranteed Investment Contract	3,991,939

Total Synthetic Guaranteed Investment Contracts	183,771,003

Total PIMCO Stable Value Fund	185,846,401

Total	$714,546,330

*	Party in interest.